Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a transcript of a pre-recorded video message from executive officers of Towers Watson & Co. (“Towers Watson”) and Willis Group Holdings plc (“Willis”) regarding the proposed merger of Towers Watson and Willis. Towers Watson first made these materials available on November 24, 2015.

TODD JONES AND CARL HESS

Meet the Proposed Leadership Video

CARL HESS: Carl Hess, parts unknown, occasionally in New York.

TODD JONES: Todd Jones, based out of New York.

CARL HESS: Todd, what brought you to Willis?

TODD JONES: Good question, Carl. So in 2003, I was with a competing firm and had the opportunity to join Willis and be part of sort of a small group of people, some of which were already at Willis and some of which were new and joining the firm to build a business. How about from your perspective? What brought you into Towers?

CARL HESS: In 1989, you’re a young budding consultant. And your boss walks into your office and says I’m going over to the Wyatt Company. You want to stay or fight me for the clients, or come with me? And 26 years later, I guess I went with him.

TODD JONES: So Carl, why are you excited about this merger?

CARL HESS: There are great things ahead of us, right? I mean, we’ve got now an incredible client base, bringing the two firms together, and we’ve got an incredible range of things that we can help our clients with. I mean, that’s just a very powerful combination.

Todd, clearly there are going to be challenges. What do you see as sort of the big ones, and what are we going to do about it?

TODD JONES: The biggest one is about how we get the organizations actually working together. How do we create or harmonize how we’re going to approach clients? Acknowledging that there may be differences in terms of how we run businesses, how we think about interacting with clients. But we need to have a face externally of a very joined, very integrated, and collaborative firm.

CARL HESS: I think the complementary worry I have is around focus, right? I mean, we’re both running highly successful businesses. And we’ve got to make sure we continue to run those with all the success we’re having today while building for tomorrow.

TODD JONES: So Carl, what are some of the things people should know about you as a leader?

CARL HESS: I’m a big believer in a long leash, right? It’s not a no leash environment. I think we all have boundaries and structures to some degree. But we have a bunch of smart people in these organizations today, and you don’t tell them what to do. You empower them so they can succeed.

TODD JONES: If I sort of had to describe my leadership style, how would you define your leadership style? I’d probably say I’m much more comfortable in a servant leadership capacity, that I derive great joy and happiness on witnessing others’ success.

So Carl, what would be the one thing about yourself that you’d never want to admit?

CARL HESS: This is the truth, I am horribly shy. I am a fundamentally antisocial person.

TODD JONES: Well, you hide it well.

CARL HESS: Todd, I need your deepest secret here.

TODD JONES: I think – and this may come as a surprise to you, because I get this question a lot – is this my real hair? And people are surprised to hear that yes, that this is actually my real hair. So Carl, what makes you laugh?

CARL HESS: Why Todd, you make me laugh.

TODD JONES: Carl, you’re never going to believe this. You make me laugh.

CARL HESS: This is a marriage made heaven.

TODD JONES: This is beautiful.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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